UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 13, 2009

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Notice of Annual General Meeting of China Yuchai International Limited

99.2	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: March 13, 2009

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Teo Tong Kooi
Name:	Teo Tong Kooi
Title:	President and Director

Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

To the Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, April 17, 2009 at 9.30 a.m. (Hong Kong time) for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2007.

2.

To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$574,658 for the financial year 2008 (Directors’ fees paid for FY 2007: US$506,850).

3.	To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i)	Mr Teo Tong Kooi

(ii)	Mr Kwek Leng Peck

(iii)	Mr Gan Khai Choon

(iv)	Mr Tan Aik-Leang

(v)	Mr Neo Poh Kiat

(vi)	Mr Matthew Richards

(vii)	Mr Yan Ping

(viii)	Mr Zhang Shi Yong

4.

To authorize the Board of Directors to appoint Directors up to the maximum of 11 or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

5.

To appoint Messrs Ernst & Young LLP as independent auditors of the Company in place of Messrs KPMG LLP Singapore who will be resigning upon the conclusion of the Meeting, and the Audit Committee be authorised to fix their remuneration.*

6.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Teo Tong Kooi

President

Date: March 13, 2009

*

The Company, on March 13, 2009 filed an announcement on Form 6-K with the United States Securities & Exchange Commission announcing the appointment of new independent auditors, subject to shareholders’ approval at this Meeting.

Notes:

1.

The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of Shareholders may be passed without the affirmative vote of the Special Share.

2.	Only shareholders of record at the close of business on March 6, 2009 (New York time) shall be entitled to receive notice of and to attend and vote at the Meeting.

3.	A shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

4.	A proxy need not be a member of the Company.

5.

If a proxy is appointed, the proxy form and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581 OR BNY Mellon Shareowner Services at POB 3550, S Hackensack NJ 07606-9250 not less than 48 hours before the time appointed for the Meeting, that is no later than 9.30 a.m. on Wednesday, April 15, 2009 (Singapore time) or 9.30 p.m. on Tuesday, April 14, 2009 (New York time).

Exhibit 99.2

Please mark your votes as indicated in this example	☒

	FOR	AGAINST	ABSTAIN				FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
1. To receive and adopt the audited financial statements and independent auditors report for the financial year ended December 31, 2007.	☐	☐	☐	3. To re-elect the following Directors:			☐	☐	☐
				01 Mr Teo Tong Kooi	04 Mr Tan Aik-Leang	07 Mr Yan Ping
				02 Mr Kwek Leng Peck	05 Mr Neo Poh Kiat	08 Mr Zhang Shi Yong
				03 Mr Gan Khai Choon	06 Mr Matthew Richards

2.   To approve an increase in the limit of the Directors’ fees as set out in the Bye-laws of the Company from US$250,000 to US$574,658 for the financial year 2008 (Directors’ fees paid for FY 2007: US$506,850).

	☐	☐	☐	(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box above and write that nominee’s name in the space provided below.) *Exceptions
							FOR	AGAINST	ABSTAIN
				4. To authorize the Board of Directors to appoint Directors to fill any vacancies on the Board.			☐	☐	☐

5.  To appoint Messrs Ernst & Young LLP as independent auditors of the Company in place of Messrs KPMG LLP, Singapore who will be resigning upon the conclusion of the Meeting, and the Audit Committee be authorized to fix their remuneration.

							☐	☐	☐

				Mark Here for Address Change or Comments SEE REVERSE	☐

Total No. of Shares Held:	Date:

Signature(s) of Shareholder(s)/Common Seal	Signature(s) of Shareholder(s)/Common Seal

 FOLD AND DETACH HERE 

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,

BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 9:30 PM Eastern Time on April 14, 2009.

CHINA YUCHAI INTERNATIONAL LIMITED	INTERNET http://www.proxyvoting.com/cyd Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR
TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

PLEASE COMPLETE IN BLOCK CAPITALS

I/We

of

being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint the person(s) named below or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, April 17, 2009 at 9:30 a.m. (Hong Kong time), and at any adjournment thereof.

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete appropriate)

                                                                                  BNY MELLON SHAREOWNER

Address Change/Comments	SERVICES P.O. BOX 3550
(Mark the corresponding box on the reverse side)	SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

▲  FOLD AND DETACH HERE  ▲

IMPORTANT–Please read the notes below before completing this form.

1.

You may appoint a proxy of your choice who need not be a shareholder of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy.

2.

A shareholder is entitled to appoint no more than two proxies to attend and vote in his stead. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

3.

The Company shall be entitled to reject a proxy form which is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instruction of the appointer specified on the proxy form.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.

5.

To be valid, this proxy and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581 OR BNY Mellon Shareowner Services at POB 3550, S Hackensack NJ 07606-9250 not less than 48 hours before the time appointed for the meeting, that is no later than 9.30 a.m. on Wednesday, April 15, 2009 (Singapore time) or 9.30 p.m. on Tuesday, April 14, 2009 (New York time).

6.

In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.	No resolution of shareholders may be passed without the affirmative vote of the Special Share.

8.	Only shareholders of record at the close of business on March 6, 2009 (New York time) shall be entitled to receive notice of and to attend and vote at the Annual General Meeting.

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